February 1, 2012

Walter R. Burkley, Esq.
Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071-1406

Re: American Funds Portfolio Series
        File Numbers: 333-178936, 811-22656

Dear Mr. Burkley:

        We have reviewed the registration statement for American Funds Portfolio Series (the "Trust") filed on Form N-1A on January 6, 2012.   The Trust has eight series: the Tax-Exempt Preservation Fund, the Preservation Fund, the Tax-Advantaged Income Fund, the Income Fund, the Balanced Fund, the Growth and Income Fund, the Growth Fund, and the Global Growth Fund (each the "Fund" and, collectively, the "Funds").

        Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and any no-action request the Trust has submitted, or will submit, in connection with registration of its shares.

        2. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

        3. We may have more comments on disclosure included in any subsequent pre-effective amendment.

        4. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

5. We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Prospectus

Tax-Exempt Preservation Fund

6. Please ensure that the name of each Fund that appears at the beginning of the information for that Fund that is required by Items 2 through 8 of Form N-1A (the "Fund Summary") be clearly identified by a typographically distinctive feature such as a larger fount, putting the name in bold or in all capital letters, etc.

Fees and Expenses of the Fund

7. With respect to the second footnote to the fee table, please specify what is the nature of the investment adviser's reimbursement of a "portion of the other expenses." What portion? Which expenses? Also confirm in your response letter that the fee waiver and expense reimbursement arrangement (a) is in writing, (b) that it will be filed as an exhibit by pre-effective amendment, and (c) that it will be in effect for at least for one year. Also please confirm that there will be no recoupment of any fees waived or expenses that were reimbursed.

Principal Investment Strategies

8. In your response letter, please confirm that the Fund is relying on Section 12(d)(1)(G) of the 1940 Act.

9. Disclose the maturities and credit ratings of the bonds in which the Fund or the underlying funds may invest. If the Fund can invest in bonds of any maturity or credit rating, provide disclosure to that effect.

10. Disclose the investment strategies the Fund will employ to pursue its investment objective of preservation of capital.

11. Disclose how frequently (*e.g.*, monthly, quarterly, etc.) the investment adviser will rebalance or adjust the Fund's asset mix or underlying funds. If the Fund does not follow a schedule for such rebalancing or adjustments, describe the circumstances or events that would trigger such rebalances or adjustments.

12. Amplify the disclosure by describing the kinds of municipal bonds the Fund or its underlying funds will purchase.

13. Please revise the disclosure to specify that the Fund will either (a) invest 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments the income of which is exempt from federal income tax or (b) invest its net assets (plus the amount of any borrowings for investment purposes) so that at least 80% of the income the Fund distributes will be exempt from federal income tax. *See* Rule 35d-1(a)(4) under the 1940 Act. The 80% test should be applied in the aggregate after "looking through" to the assets of the underlying funds and should be a fundamental policy.

Principal Risks

14. *Investing in lower rated bonds* -- Disclose that such investments are considered speculative. Disclose the lowest rating in which the Fund may invest and whether the Fund may invest in bonds that are in default.

15. *Allocation risk* -- the second paragraph states that the Fund "concentrates" its investments in the underlying funds.   Because "concentrates" is a term of art that pertains to industry concentration and to avoid any confusion or ambiguity, we suggest you find a synonym for "concentrates".

16. *Diversification* -- if the Fund meets the definition of a "diversified company" under Section 5(b)(1) of the 1940 Act, please revise this heading to avoid confusion. Also, add disclosure in the prospectus and the statement of additional information as to whether this Fund is, and the other Funds are, diversified.

Investment Results

17. Change this heading to "Performance."

Page 5

18. Insert the heading "Payments to Broker-Dealers and Other Financial Intermediaries" and provide the statement required by Item 8 of Form N-1A.

Preservation Fund

19. See Comments 6 through 11.

20. Amplify the disclosure under "Principal Investment Strategies" to describe the kinds of investments that will comprise the portfolios of the underlying funds and the kinds of bonds the Fund and its underlying funds many purchase and hold.

Principal Risks

    21. See Comments 14 and 15.

    22. *Investing in mortgage-backed securities and asset-backed securities* -- Amplify the disclosure in "Principal Investment Strategies" to explain how mortgage-backed securities and asset-backed securities fit into those strategies.

Investment Results

    23. See Comment 17.

Page 10

    24. See Comment 18.


Tax-Advantaged Income Fund


    25. See Comments 6 through 9 and Comment 11.

    26. Disclose in "Principal Investment Strategies" how the "combinations and weightings" will be determined and how often they can be changed.

    27. Amplify the disclosure in "Principal Investment Strategies" to explain how lower rated bonds, foreign securities, and investments in emerging and developed countries are employed as strategies by the Fund and how they further the Fund's investment objectives.

Principal Risks

    28. See Comments 14 and 15.

Investment Results

    29. See Comment 17.

Page 15

    30. See Comment 18.


Income Fund


    31. See Comments 6 through 9 and Comment 11.

    32. See Comments 26 and 27 (except for the lower rated bonds).

Principal Risks

      33. See Comments 14 and 15.

Investment Results

      34. See Comment 17.

Page 20

      35. See Comment 18.

Balanced Fund

      36. See Comments 6 through 9 and Comment 11.

      37. See Comments 26 and 27.

Principal Risks

      38. See Comments 14 and 15.

Investment Results

      39. See Comment 17.

Page 25

      40. See Comment 18.

Growth and Income Fund

      41. See Comments 6 through 9 and Comment 11.

      42. See Comments 26 and 27.

Principal Risks

      43. See Comments 14 and 15.

Investment Results

      44. See Comment 17.

Page 30

45. See Comment 18.


Growth Fund


46. See Comments 6 through 9 and Comment 11.

47. See Comments 24 and 25 (add small companies).

Principal Risks

48. See Comments 14 and 15.

Investment Results

49. See Comment 17.

Page 35

50. See Comment 18.


Global Growth Fund


51. See Comments 6 through 9 and Comment 11.

52. See Comment 47.

53. Given that the term "global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001) ("Fund Names Release"). For example, the Fund could have a policy to invest in at least three different countries, including the United States, and in addition, to invest at least 40% of its assets in securities of non-U.S. companies under normal market conditions.

Principal Risks

54. See Comments 14 and 15.

Investment Results

55. See Comment 17.

Payments of broker-dealers and other financial intermediaries, Page 41

56. Why is the Item 8 disclosure here and not for the other Funds?

General Comments about the Fund Summaries

57. The disclosure under "Principal Investment Strategies" for the Funds is remarkably similar and insufficiently descriptive.   We suggest that the disclosure be revised and clarified to better distinguish the Funds from one another in order to assist readers of this prospectus in deciding which Fund is appropriate for their particular investment objectives. Also, the disclosure in each "Principal Investment Strategies" section should be expanded to discuss, among other things, the extent each Fund invests in foreign securities, whether there are any limits as to market capitalization of companies in which each Fund invests, the credit quality and maturity requirements of each Fund with respect to fixed income securities, derivatives and short sale strategies, if any, etc..

58. Add a paragraph under the "Principal Risks" section of each Fund concerning the layering and duplication of fees inherent in a "fund-of-funds" structure and disclosing that such a structure may result in the Fund, and its shareholders, bearing substantially higher expenses and fees than under alternative arrangements.


Investment objectives, strategies, and risks


59. Explain why the Class R-6 shares of the underlying funds is the class that has been selected for purchase by the Funds

Frequent trading of fund shares

60. Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with *specificity.* (Emphasis added). For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc.


Statement(s) of Additional Information

Certain investment limitations and guidelines


61. We note that the "investment limitations and guidelines" promised by the heading do not appear here. Will these be provided later in a pre-effective amendment? There is a section on "Fund policies" that begins on page 18 of the SAI, has this heading by chance been inadvertently included here?

Description of certain securities and investment techniques

62. Some investments and practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Management of the series

Board of trustees and officers

63. The trustees and officers of the Trust, including the requisite number of independent trustees, should be furnished by a pre-effective amendment.

.

*   *   *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel